                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D**


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. )*



                           Crescent Operating, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 22575M 10 0
                     -----------------------------------
                                (CUSIP Number)


                              J. Randall Chappel
                         777 Main Street, Suite 2700
                           Fort Worth, Texas 76102
                                (817) 820-6620
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                June 23, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



** The total number of shares reported herein is 1,210,045 shares of Common Stock, which constitute approximately 10.9% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 11,142,109 shares deemed outstanding. All ownership percentages set forth herein assume that there are 11,025,547 shares outstanding.

                  Exhibit Index is located at page 8 herein.


                              Page 1 of 10 Pages

                                 SCHEDULE 13D

CUSIP NO. 22575M 10 0                                        PAGE 2 OF 10 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard E. Rainwater

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable-See Item 3

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Richard E. Rainwater is a citizen of the United States of America

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,210,045(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,210,045(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,045(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
      See Note(2)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%(3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 22575M 10 0                 13D                Page 3 of 10 Pages

(1) Such shares include 239,337 shares of the Stock owned directly by Mr. Rainwater; pursuant to Rule 13d-3(d)(1)(i)(A), 116,562 shares of the Stock underlying an Issuer-granted stock option owned directly by Mr. Rainwater; and a total of 854,146 shares of the Stock owned by the following persons (the number of shares owned by each person is set forth parenthetically):

        (a)     Rainwater, Inc. (6,184)
        (b)     777 Main Street Corporation (3,329)
        (c)     Tower Holdings, Inc. (1,007)
        (d) Richard E. Rainwater, Trustee under Trust Agreement creating The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, dated March 10, 1995 (219,402)
        (e)     Rainwater RainAm Investors, LP (55,542)
        (f)     Rainwater Investor Partners, Ltd. (242,583)
        (g)     Office Towers LLC (326,099)

        Mr. Rainwater may be deemed, for the following reasons, to be the beneficial owner of the shares of the Stock owned by the foregoing persons:

        (i) Rainwater, Inc. ("RI") is a Texas corporation wholly owned by Mr. Rainwater, who is a director of RI and its President.
        (ii) 777 Main Street Corporation ("777 MSC") is a Texas corporation wholly owned by Mr. Rainwater, who is the sole director.
        (iii)   Tower Holdings, Inc. ("THI") is a Texas corporation wholly owned by Mr. Rainwater, who is the sole director.
        (iv)    Mr. Rainwater is the sole trustee of Richard E. Rainwater,
                Trustee under Trust Agreement creating The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, dated March 10, 1995 ("CRUT") and in that capacity exercises the power to vote and to dispose of all shares of the Stock owned by CRUT. He may have a pecuniary interest in shares of the Stock held by CRUT.
        (v) Rainwater RainAm Investors, LP ("RRI") is a Texas limited partnership, wholly owned by Mr. Rainwater and RI, which is its sole general partner.
        (vi) Rainwater Investor Partners, Ltd. ("RIP") is a Texas limited partnership, wholly owned by Mr. Rainwater and RI, which is its sole general partner.
        (vii) Office Towers LLC ("OT") is a Nevada limited liability company, wholly owned and managed by Mr. Rainwater and RI.

(2) Excludes 45,178 shares of the Stock beneficially owned by Darla Moore, Mr. Rainwater's spouse, and an aggregate of 132,657 shares of Stock beneficially owned by trusts for the benefit of Mr. Rainwater's children. Mr. Rainwater disclaims beneficial ownership of all such shares.

(3) Assumes 11,025,547 shares of the Stock actually outstanding and, pursuant to Rule 13d-3(d)(1)(i), that the number of shares of the Stock deemed outstanding is 11,142,109.

                                 SCHEDULE 13D

CUSIP NO. 22575M 10 0                                        PAGE 4 OF 10 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rainwater, Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable-See Item 3

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Rainwater, Inc. is a corporation organized under the laws of the State of Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  304,309(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     326,099(1)
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  304,309(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     326,099(1)

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      630,408(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 22575M 10 0               13D                   Page 5 of 10 Pages


(1) Such shares include 6,184 shares of the Stock owned directly by RI and a total of 624,224 shares of the Stock owned by the following persons (the number of shares owned by each person is set forth parenthetically):

                (a)     RRI (55,542)
                (b)     RIP(242,583)
                (c)     OT (326,099)

        RI may be deemed for the following reasons to be the beneficial owner of the shares of the shares of the Stock owned by the foregoing persons:

        (i)     RI is the sole general partner of RRI.
        (ii)    RI is the sole general partner of RIP.
        (iii)   RI is a member of OT, which is managed by its members.

(2)     Assumes 11,025,547 shares of the Stock actually outstanding.

CUSIP NO. 22575M 10  0               13D                     Page 6 of 10 Pages

ITEM 1.     SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $0.01 per share (the "Stock") of Crescent Operating, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 777 Main Street, Fort Worth, Texas 76102.

ITEM 2.     IDENTITY AND BACKGROUND.

          (a)-(c) This statement is being filed by Richard E. Rainwater and Rainwater, Inc. ("RI"). The business address and principal occupation of Mr. Rainwater are set forth below. Mr. Rainwater is a citizen of the United States of America. RI is a corporation organized under the laws of the State of Texas. The principal business address of RI is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of RI is investments. The sole shareholder of RI is Richard E. Rainwater.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of RI, are set forth below:

                                                                                                 Name, Principal Business
Name and                                                                                         and Address of Organization
Business                             Capacity in              Principal                          in which Principal Occupation
Address                              which serves             Occupation                         is Conducted
-------                              ------------             ----------                         ------------
Richard E. Rainwater                 President, Director      Personal Investment                 Self-employed
777 Main Street                                               for Own Account                     777 Main Street
Suite 2700                                                                                        Suite 2700
Fort Worth, TX 76102                                                                              Fort Worth, TX 76102

Darla D. Moore                       Vice President,          Personal Investment                 Self-employed
777 Main Street                      Director                 for own account                     777 Main Street
Suite 2700                                                                                        Suite 2700
Fort Worth, TX 76102                                                                              Fort Worth, TX 76102

Kenneth A. Hersh                     Vice President,          Chief Investment Officer            GFW II, L.L.C.
777 Main Street                      Secretary,               for Rainwater, Inc. and             777 Main Street
Suite 2700                           Treasurer,               related partnerships                Suite 2700
Fort Worth, TX 76102                 Director                                                     Fort Worth, TX 76102

J. Randall Chappel                   Authorized Officer       Officer of Rainwater, Inc.          Rainwater, Inc.
777 Main Street                                                                                   777 Main Street
Suite 2700                                                                                        Suite 2700
Fort Worth, TX 76102                                                                              Fort Worth, TX 76102

The principal business of GFW II, L.L.C., is investments.

          (d)-(e) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

CUSIP NO. 22575M 10 0                13D                     Page 7 OF 10 Pages

       Richard E. Rainwater and RI are collectively sometimes called the "Reporting Persons."

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to June 12, 1997, the Issuer was wholly owned by Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Operating Partnership"), which itself is a subsidiary of Crescent Real Estate Equities Company, a Texas real estate investment trust ("CRE"). CRE is a publicly owned company. As of June 12, 1997, Operating Partnership made a pro-rata distribution of all of the outstanding shares of the Stock of the Issuer among CRE's shareholders and Operating Partnership's limited partners in a transaction (the "Spin-Off Distribution") registered under the Securities Act of 1933, as amended (Registration No. 333-25223). Prior to but in anticipation of the Spin-Off Distribution, the Issuer adopted a stock incentive plan pursuant to which grants of stock options were made in order to provide each holder of options in CRE or Operating Partnership with an equivalent number of stock options in the Issuer. In their capacities as shareholders of CRE and/or limited partners of Operating Partnership, Mr. Rainwater, RI, 777 MSC, THI, CRUT, RRI, RIP and OT acquired pursuant to the Spin-Off Distribution all of the shares of the Stock herein reported and Mr. Rainwater acquired the stock option herein reported (the "Option"). Subsequently, on June 23, 1997, the Issuer's registration statement registering the Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (Registration No. 000-22725), was declared effective by the Securities and Exchange Commission.

ITEM 4.    PURPOSE OF TRANSACTION.

         As more fully described in Item 3, the shares of Stock herein reported (and the Option) were acquired pursuant to the Spin-Off Distribution. All of the shares of Stock herein reported are held for investment purposes.
Depending upon a variety of factors the Reporting Persons may deem significant to their investment decisions, the Reporting Persons may purchase additional shares of the Stock in open market or private transactions or may dispose of all or some of the shares of Stock they now own or may hereafter acquire.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) By virtue of his direct beneficial ownership of shares of Stock and in his capacities as the sole shareholder and/or director of RI (which also is the sole general partner of RRI and RIP and a managing member of OT), 777 MSC, and THI, the sole trustee of the CRUT, and a managing member of OT, Mr. Rainwater may be deemed to be the beneficial owner of 1,210,045 shares of the Stock, including 116,562 shares of the Stock which may be acquired upon exercise of the Option described in Item 3. Assuming pursuant to Rule 13d-3(d)(1)(i) that 11,142,109 shares of the Stock are deemed outstanding, Mr. Rainwater may be deemed to be the beneficial owner of approximately 10.9% of the outstanding shares of the Stock. Pursuant to Rule 13d-4, Mr. Rainwater disclaims beneficial ownership of 45,178 shares of the Stock beneficially owned by Mr. Rainwater's spouse, Darla Moore, and an aggregate of 132,657 shares of the Stock beneficially owned by three trusts for the benefit of Mr. Rainwater's children; none of such shares as to which Mr. Rainwater disclaims beneficial ownership are included within the 1,210,045 shares identified above.

         By virtue of its direct beneficial ownership of shares of Stock and in its capacities as the sole general partner of RRI and RIP and a managing member of OT, RI may be deemed to be the beneficial owner of 630,408 shares of the stock. Assuming that 11,025,547 shares of the Stock are

CUSIP NO. 22575M 10 0                13D                    Page 8 of 10 Pages

outstanding, RI may be deemed to be the beneficial owner of approximately 5.7% of the outstanding shares of the Stock.

         (b) Mr. Rainwater (whether directly or in his capacities as the sole shareholder and/or director of RI (which also is the sole general partner of RRI and RIP and a managing member of OT), 777 MSC, and THI, the sole trustee of the CRUT, and a managing member of OT) has or may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,210,045 shares of the Stock, including 116,562 shares of the Stock underlying the Option.

         RI (whether directly or in its capacities as the sole general partner of RRI and RIP) has or may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 304,309 shares of the Stock. RI, in its capacity as a managing member of OT, has or may be deemed to have the shared power, with Mr. Rainwater, to vote or to direct the vote and to dispose or to direct the disposition of 326,099 shares of the Stock.

         (c) Except as otherwise described in this statement, the Reporting Persons have had no transactions in the Stock during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to the shares of Stock owned by the Reporting Persons.

ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii) at page 10.

         Exhibit B - Power of Attorney authorizing J. Randall Chappel and Kenneth A. Hersh to act on behalf of Richard E. Rainwater (filed with Form 4 Statement of Richard E. Rainwater for December 1995 relating to securities of Crescent Real Estate Equities, Inc., dated January 9, 1996 and incorporated herein by reference).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 3, 1997

CUSIP No. 22575M 10 0               13D                     Page 9 of 10 Pages



                                  /s/ J.  Randall Chappel as attorney-in-fact
                                      for Richard E. Rainwater
                                  --------------------------------------------
                                  J. Randall Chappel as Attorney-in-Fact for
                                  Richard E. Rainwater



                                  RAINWATER, INC.


                                  By: /s/ J. RANDALL CHAPPEL
                                      -----------------------------------------
                                          J. Randall Chappel, Authorized Officer

CUSIP NO. 22575M 10 0                 13D                Page 10 OF 10 Pages

                                   EXHIBIT A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

Dated: July 3, 1997

                                  /s/ J.  Randall Chappel as attorney-in-fact
                                      for Richard E. Rainwater
                                  --------------------------------------------
                                  J. Randall Chappel as Attorney-in-Fact for
                                  Richard E. Rainwater


                                  RAINWATER, INC.


                                  By: /s/ J. RANDALL CHAPPEL
                                      -----------------------------------------
                                          J. Randall Chappel, Authorized Officer